FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 3rd, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1 -

News Release, November 3, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: November 3rd, 2004

Exhibit 1

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Lucky 1 Enterprises Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

November 3, 2004.

3.

News Release

News release was issued on November 3, 2004 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

LUCKY 1 ENTERPRISES INC. wishes to report that a special meeting of shareholders will be held on Monday January 10, 2005 at 10:00 a.m. (pacific time) at the Company’s Offices.

5.

Full Description of Material Change

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) wishes to report that a special meeting of shareholders will be held on Monday January 10, 2005 at 10:00 a.m. (pacific time) at the Company’s Offices. The meeting will not be held on December 16, 2004 which was inadvertently reported yesterday.

The Company proposes to present to its shareholders at the Company’s forthcoming Special Meeting of Shareholders special resolutions to:

(a)

consolidate its share capital on a 1 new for 35 old shares basis;

(b)

change the Company’s name to Bronx Ventures Inc.;

(c)

increase the Company's authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, both without par value; and

(d)

adopt new articles in accordance with the Business Corporations Act (British Columbia).

Currently there are 11,924,888 common shares outstanding and after the proposed consolidation, 340,711 common shares will be outstanding.  Management is proposing the share consolidation in order to facilitate the future financing needs of the Company and also to attract new business opportunities.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 3rd of November, 2004.